1(212) 318-6275

rachaelschwartz@paulhastings.com

January 24, 2012	75302.00007

VIA EDGAR

Brion R. Thompson, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Helios Total Return Fund, Inc.

File Nos.: 333-178129 and 811-05820

Dear Mr. Thompson:

This letter responds to your telephonic comment on January 23, 2012, with respect to the Pre-effective Amendment No. 2 to the Registration Statement on Form N-14 (the “Registration Statement”) of Helios Total Return Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2012 (SEC Accession No. 0001193125-12-016860).

Comment 1: In the revised concentration policy, please clarify what is meant by “such securities.”

Response 1: The concentration policy has been clarified to read as follows:

“HTR may not invest 25% or more of the value of its total assets in securities of issuers engaged in any one industry, however, HTR under normal circumstances will invest at least 25% of its total assets in mortgage backed and other asset backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities and other investments that HTR’s investment advisor determines have the same primary economic characteristics as mortgage backed and other asset backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities (also referred to as “privately issued mortgage backed and asset backed securities”).

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

t: +1.212.318.6000 | www.paulhastings.com

Brion R. Thompson, Esq.

January 24, 2012

Very truly yours,

/s/ Rachael L. Schwartz
Rachael L. Schwartz
for PAUL HASTINGS LLP